This document contains a financial summary and financial statements translated from the original Japanese version, for convenience only.

Consolidated Financial Results for Fiscal Year 2016 [Japanese GAAP]
May 12, 2017
Company name:  JXTG Holdings, Inc.
Code number:  5020
Stock Exchange Listings: Tokyo and Nagoya
URL:  http://www.hd.jxtg-group.co.jp
Representative:	Yukio Uchida, Representative Director, President
Contact person:	Tatsuya Higurashi, Group Manager, Investor Relations Group, Finance & Investor Relations Department Telephone: +81-3-6257-7075
Scheduled date of ordinary general meeting of shareholders : June 28, 2017
Scheduled date of filing of Securities Report : June 28, 2017
Scheduled date of commencement of dividend payments :  June 29, 2017
Supplemental materials for the financial results : Yes
Financial results presentation : Yes  (for institutional investors and analysts)
(Amounts of less than ¥ 1 million are rounded off.)
1. Consolidated Results for the Fiscal Year 2016 (JX Holdings, Inc. : From April 1, 2016 to March 31, 2017)
(1) Consolidated Operating Results	(Percentage figures are changes from the previous fiscal year.)
	Net sales		Operating income		Ordinary income		Profit attributable to owners of parent
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
FY2016	8,136,008	(6.9)	298,428	–	333,564	–	160,068	–
FY2015	8,737,818	(19.7)	(62,234)	–	(8,608)	–	(278,510)	–
(Note) Comprehensive income : FY2016: ¥ 166,556 million < － %> ; FY2015: ¥ (446,535) million < － %>

	Net income per share	Diluted net income per share	Rate of return on equity	Ratio of ordinary income to total assets	Ratio of operating income to net sales
	Yen	Yen	%	%	%
FY2016	64.38	–	10.3	5.0	3.7
FY2015	(112.01)	–	(16.2)	(0.1)	(0.7)
(Reference) Equity in earnings of affiliates : FY2016: ¥ 27,050 million ;   FY2015: ¥ 18,063 million

(2) Consolidated Financial Position
	Total assets	Net assets	Shareholders’ equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
FY2016	6,658,627	2,041,747	24.2	647.35
FY2015	6,724,622	1,928,460	22.3	602.86
(Reference) Shareholders’ equity : FY2016: ¥ 1,609,517 million ;   FY2015: ¥ 1,498,924 million

(3) Consolidated Cash Flows
	Cash flows from Operating activities	Cash flows from Investing activities	Cash flows from Financing activities	Cash and cash equivalents at end of period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
FY2016	230,881	(237,535)	(160,783)	295,522
FY2015	554,958	(307,708)	(87,973)	491,337

2. Dividends
	Annual cash dividend per share					Total dividend amount	Dividend payout ratio	Dividends on equity ratio
	End of 1st quarter	End of 2nd quarter	End of 3rd quarter	Year-End	Total		(Consolidated)	(Consolidated)
	Yen	Yen	Yen	Yen	Yen	Millions of yen	%	%
FY2015	－	8.00	－	8.00	16.00	39,837	－	2.3
FY2016	－	8.00	－	8.00	16.00	39,836	24.9	2.6
FY2017 (Forecast)	－	9.00	－	9.00	18.00		30.8

3. Forecasts of Consolidated Results for Fiscal Year 2017 (From April 1, 2017 to March 31, 2018)
(Percentage figures are changes from the amount for the corresponding period in the previous fiscal year.)
	Net sales		Operating income		Profit before tax		Profit attributable to owners of parent		Basic earnings per share
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
First half of FY2017	4,900,000	–	165,000	–	152,000	–	85,000	–	24.87
FY2017	10,000,000	–	350,000	–	325,000	–	200,000	–	58.52
The Company has decided to start voluntarily applying the International Financial Reporting Standards (the IFRS), effective from the consolidated financial statements of the Securities Report of FY 2016.  For this reason, it has prepared the forecasts for the consolidated results for FY 2017 in accordance with the IFRS. The percentage change from the actual results for FY 2016 based on the Japanese GAAP is not shown.
The forecasts of the results for FY 2017 are not affected by inventory valuation factors.*

*The impact of inventory valuation on the cost of sales by using the weighted-average method and writing down the book value.

Explanatory Notes
(1)	Changes in the number of material subsidiaries during the term under review : Yes
Note:	This item indicates whether there were changes in specified subsidiaries involving a change in the scope of consolidation.
Newly included:  JX Nippon Oil & Energy Vietnam Consulting and Holdings Company Limited

(2)	Changes in accounting policies and in accounting estimates, and restatement
(i)	Changes in accounting policies owing to revisions in accounting standards and the like : None
(ii)	Changes in accounting policies other than (i) above : None
(iii)	Changes in accounting estimates : None
(iv)	Restatement : None

(3)	Number of shares issued (Common stock)
(i)	Number of issued shares at the end of the period (including treasury stocks)
FY2016 ended March 31, 2017	:	2,495,485,929 shares
FY2015 ended March 31, 2016	:	2,495,485,929 shares

(ii)	Number of treasury stocks at the end of the period
FY2016 ended March 31, 2017	:	9,188,016 shares
FY2015 ended March 31, 2016	:	9,122,175 shares

(iii)	Average number of shares issued during the period
FY2016 ended March 31, 2017	:	2,486,332,754 shares
FY2015 ended March 31, 2016	:	2,486,396,570 shares

【Reference】 Overview of Non-consolidated Results
Non-consolidated Results for the Fiscal Year 2016 (From April 1, 2016 to March 31, 2017)
(1) Operating Results (Non-consolidated Basis)
(Percentage figures are changes from the previous fiscal year.)
	Operating revenue		Operating income		Ordinary income		Net income
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
FY2016	15,899	(75.6)	4,353	(92.2)	7,033	(87.9)	19,313	(75.8)
FY2015	65,190	26.2	55,575	30.8	58,041	26.8	79,920	73.2

	Net income per share	Diluted net income per share
	Yen	Yen
FY2016	7.76	–
FY2015	32.10	–

(2) Financial Position (Non-consolidated Basis)
	Total assets	Net assets	Shareholders’ equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
FY2016	3,268,999	1,277,686	39.1	513.18
FY2015	3,198,347	1,288,571	40.3	517.55
(Reference) Shareholders’ equity : FY2016: ¥ 1,277,686 million ;   FY2015: ¥ 1,288,571 million

This report is not subject to the audit procedures.

Explanation Regarding Appropriate Use of Forward-looking Statements on Results, and Other Specific Comments
This material contains forward-looking statements; however, actual results may differ materially from those reflected in such forward-looking statements, due to various factors, including the following:
(1) changes in macroeconomic conditions and changes in the competitive environment in the energy, resources and materials industries; (2) revisions to laws and strenghthening of regulations; and (3) litigation and other similar risks.
Upon the business integration with TonenGeneral Sekiyu K.K. on April 1, 2017, the Company delivered 931,430,620 shares of its common shares to the shareholders of TonenGeneral Sekiyu K.K. on the same date.  Regarding “basic earnings per share” in the forecasts of consolidated results, the figures are calculated based on the number of issued shares (excluding treasury stock) after this delivery.

Table of Contents for the Attached Materials

I.	Overview of Operating Results, etc.
	(1)	Overview of Operating Results of This Fiscal Year	2
	(2)	Overview of Financial Position of This Fiscal Year	7
	(3)	Basic Policies Regarding Allocation of Profits and Distribution of Dividends for This and the Next Fiscal Years	8
	(4)	Business Integration with TonenGeneral Sekiyu K.K.	8

II.	Basic View on Selection of Accounting Standards		8

III.	The Corporate Group		9

IV.	Consolidated Financial Statements and Major Explanatory Notes Thereto
	(1)	Consolidated Balance Sheets	11
	(2)	Consolidated Statements of Income and Comprehensive Income	13
		Consolidated Statements of Income	13
		Consolidated Statements of Comprehensive Income (Loss)	14
	(3)	Consolidated Statements of Changes in Net Assets	15
	(4)	Consolidated Statements of Cash Flows	17
	(5)	Explanatory Notes to the Consolidated Financial Statements	19
		(Notes on the Assumption of a Going Concern)	19
		(Important Matters Fundamental to Preparation of Consolidated Financial Statements)	19
		(Matters Relating to the Fiscal Year, etc. of Consolidated Subsidiaries)	22
		(Additional Information)	22
		(Segment Information, etc.)	23
		(Per Share Information)	26
		(Important Subsequent Events)	27

	(Reference) Disclosure of the financial results of the absorbed company (TonenGeneral Sekiyu K.K.)		29

•
JX Holdings, Inc. (the “Company”) is to hold a presentation as follows for investors.  Any materials, etc. to be used in this presentation are to be posted on the Company’s website concurrently with the announcement of financial results.

Friday, May 12, 2017	The presentation of financial results for institutional investors and analysts

•
From time to time, the Company holds presentations on its businesses and business results for individual investors, in addition to the presentation above.  Please refer to the Company’s website for the schedule, etc.

I.	Overview of Operating Results, etc.

(1)	Overview of Operating Results of This Fiscal Year

(Consolidated Operating Results for this Fiscal Year)

Overview

<Circumstances Surrounding JX Group>

Reviewing the global economy in fiscal year 2016, with increased uncertainty due to factors such as Brexit, the launch of a new administration in the U.S. and geopolitical risks around the world, the economic growth slowed down in China, but the U.S. economy continued to recover due to improved private consumption and saw moderate growth in general.  In Japan, the economy maintained recovery with the improved employment and income environment in the backdrop.

The Dubai crude oil price, which is the benchmark crude oil price in Asia, was at 36 dollars per barrel at the beginning of this fiscal year.  However, the price then increased owing to the expectation of freeze on increase in oil production levels by oil producing countries.  In addition, at the end of November 2016, the Organization of the Petroleum Exporting Countries (OPEC) and major non-OPEC oil producing countries agreed to curtail output, and consequently, at the end of this fiscal year, the price was 51 dollars per barrel.

Regarding domestic demand for petroleum products, demand for kerosene increased as the winter temperature remained lower than the previous winter.  However, demand for gasoline decreased from the previous fiscal year due to the further spread of fuel-efficient cars and demand for heavy oil C for electricity production also decreased.  As a result, overall demand for petroleum products was lower than the previous year.
On the other hand, demand for petrochemical products grew in the Asia region.

The LME (London Metal Exchange) price for copper, which is the international index price for copper, moved at a lower level of around 4,700 dollars per ton from the beginning of this fiscal year until October due to a concern over economic slowdown and the commencement of operations of a new mine in China.  However, the price turned upward due to an expectation of an increase in infrastructure investment in the U.S. and a temporary halt of operation of a copper mine in Chile and Indonesia.  Consequently, the price was 5,849 dollars per ton at the end of this fiscal year.

<Summary of Consolidated Business Results>

The consolidated business results for this fiscal year consisted of net sales of 8,136.0 billion yen (a 6.9% decrease from the previous fiscal year), ordinary income of 333.6 billion yen (loss of 8.6 billion yen in the previous fiscal year), and profit attributable to owners of parent of 160.1 billion yen (loss of 278.5 billion yen in the previous fiscal year).  Ordinary income excluding inventory valuation factors (the impact of inventory valuation on the cost of sales by using the weighted-average method and writing down the book value), was 193.6 billion yen (260.9 billion yen in the previous fiscal year).

An overview of each segment is set out below.

Energy Business

●	Strengthening the competitiveness of our core business

In the petroleum refining and marketing business, we did our best to strengthen the competitiveness of the entire supply chain that is, procuring crude oil, refining, distributing, and selling products in order to construct a foundation that will not be affected by external factors such as changes in crude prices and the decreasing domestic demand for petroleum products.  Specifically, in terms of procurement and production, among various measures that we took to improve earnings, we endeavored to expand the procurement and processing of more profitable crude oil, conducted strict inspection and repair of facilities to ensure safety and stable operation, and attempted to increase production efficiency and add higher value by commencing the operation of the “Solvent De-Asphalting Unit” and a “boiler/turbine power generator” at the Kashima Refinery.  In terms of sales, we did our best to gain more profit by securing profitability in sale of each petroleum product thoroughly in Japan, strengthening the service stations network, and exporting products to overseas markets in a flexible and timely manner.

In the basic petrochemicals business, in the core paraxylene business, we proactively strived to expand sales in the Asia region with a focus on China by utilizing our supply capacity, which is the largest in Asia, and started export to the U.S., one of the prospective markets.

●	Developing business which will support us in the future

In the electricity business, we entered the retail electricity business with the brand name of “ENEOS Denki” (note: “denki” means electricity) taking advantage of full deregulation of the electricity retail business implemented in April 2016.  We set price menus that are simple and easy to understand so that the customers could appreciate the advantages.  We also carried out sales promotion measures such as various campaigns and new business alliances.  As a result, we were awarded first place in customer satisfaction in a survey conducted by an outside survey company, and have received approximately 190,000 contracts by the end of the fiscal year.

In the LNG and natural gas business, with a view to accommodating demand in Asia, we invested in a subsidiary of the Malaysian state-owned oil company (PETRONAS LNG 9) in June 2016.  PETRONAS LNG 9 commenced commercial operation in January 2017.

In the hydrogen business, anticipating that fuel cell automobiles will spread in the future, we continued efforts to install hydrogen stations.  At the end of this fiscal year, the number of stations was 40 as initially planned.

In April 2016, we invested in Vietnam National Petroleum Group whose share in the petroleum products market in Vietnam is the largest.  At the same time, we signed a strategic cooperation agreement with Vietnam National Petroleum Group and the Ministry of Industry and Trade of Vietnam, its major shareholder.  In anticipation of future demand growth for petroleum products in Vietnam, we will examine business opportunities in supply chains from refinery to sales in Vietnam with a broad perspective.

●	Enhanced efforts in technology-based business and high value-added products

We expanded the lubricant business overseas mainly in emerging countries where growth of lubricant oil demand is expected due to an increasing number of automobiles.  In May 2016, we opened the Manila Office in the Philippines, which became our 16th overseas office.

In the specialty & performance chemical product business, we made further efforts to promote research, development and commercialization of materials, including medical culture media for fertility treatment, which will be seeds of our future business.

<Business Results for the Energy Business>

Under these circumstance, in the energy business, the amount of net sales was 6,626.2 billion yen (a 7.0% decrease from the previous fiscal year), and ordinary income was 242.8 billion yen (loss of 97.1 billion yen in the previous fiscal year).  Ordinary income excluding inventory valuation factors was 108.5 billion yen (166.7 billion yen in the previous fiscal year).

Oil and Natural Gas Exploration and Production (E&P) Business

●	Oil and natural gas production volumes

The volume of oil and natural gas produced by JX Nippon Oil & Gas Exploration Corporation in this fiscal year was approximately 126,000 barrels of oil equivalent per day, which exceeded the volume produced in the previous fiscal year, as a result of the strong production at the LNG project in Papua New Guinea and other oil and gas fields.

●	Final investment decision to expand Indonesia’s Tangguh LNG facility

In July 2016, we made the final investment decision with respect to the Tangguh LNG expansion project in Indonesia.  With a view to increasing LNG production, we plan to establish the third liquefaction plant with the production capacity of 3.8 million tons per annum, in addition to the existing second liquefaction plant, and drill production wells, among other efforts, in the future.  LNG to be produced in this expansion project will be supplied to electric power companies in Japan and Indonesia, contributing to stable energy supply for the two countries.  We also expect that, by steadily implementing this expansion project, it will contribute to our future cash flow and income.

●	Enhanced Oil Recovery (“EOR”) project by utilizing waste gas from the coal-fired power unit in the U.S.

In the U.S., we are promoting the CO2-EOR project in order to increase the crude oil production by capturing carbon dioxide out of waste gas from a coal-fired power unit, and injecting carbon dioxide captured from the unit into an aged oil field.  In December 2016, in connection with the completion of the world’s largest carbon capture facility at the West Ranch oil field in Texas, we started injection of carbon dioxide to the facility, and in April 2017, we saw an increase in our oil production.

●	Efforts to generate stable income and cash flow

In order to establish a strong corporate structure and generate stable income and cash flow, we continued to strive to reduce the operating cost and other costs.  In addition, in order to reduce ongoing development costs, we limited capital investment through selection and concentration and promoted business reorganization by, for instance, selling part of our interests in Culzean gas field and Mariner oil field in UK North Sea.

<Business Results of the Oil and Natural Gas E&P Business>

Under these conditions, in the oil and natural gas E&P business, the amount of net sales was 164.6 billion yen (a 6.4% decrease from the previous fiscal year), and ordinary income was 18.3 billion yen (28.2 billion yen in the previous fiscal year).

Metals Business

●	Efforts in the copper resources development business and the smelting and refining business

In the Caserones Copper Mine in Chile, we aggressively promoted the improvement of operation, retaining a major consulting firm to introduce and implement an improvement program as well as renewing the management of our local subsidiaries.  Consequently, in the second half of 2016, we achieved stable crude ore throughput at a high level.

In the smelting & refining business, we tried to strengthen our competitiveness through cost reduction and operational stabilization by taking measures to optimize the production system, such as treating precious-metal containing materials, which were generated at the Tamano Smelter, collectively at the Saganoseki Smelter & Refinery.

●	Efforts in electronic materials business

In the electronic materials business, we maintained a high level of sales from the previous fiscal year for sputtering targets, treated rolled copper, and precision rolled products, largely because of increased demand associated with smartphones.  Furthermore, we determined to enhance our production capacity for electronic materials for which the demand was anticipated to increase in the future by building additional finishing mill and furnace in the Kurami Works.

●	Efforts in recycling and environmental services business and the titanium business

In the recycling and environmental services business, we continued to expand our domestic and overseas networks to collect recyclable raw materials and industrial wastes.

Titanium, which is light, very strong, and durable, is used in aircraft, chemical plant equipment and other applications.  In the titanium business, we have promoted a joint venture for sponge titanium production in Saudi Arabia and advanced the construction of a plant smoothly so that we can commence commercial production by the end of 2017.

<Business Results for the Metals Business>

Under these conditions, in the Metals business, the amount of net sales was 1,003.1 billion yen (a 4.4% decrease from the previous fiscal year) and ordinary income was 25.0 billion yen (13.3 billion yen in the previous fiscal year).  Ordinary income, excluding inventory valuation factors, was 19.3 billion yen (19.0 billion yen in the previous fiscal year).

Other Business

The amount of net sales for the other business was 408.8 billion yen (a 10.9% decrease from the previous fiscal year), and ordinary income was 45.5 billion yen (44.9 billion yen in the previous fiscal year).

<NIPPO Corporation>

NIPPO Corporation (“NIPPO”) primarily engages in pavement, civil engineering, and construction work, as well as manufacturing and sales of asphalt mixture.  In this fiscal year, the operating environment of NIPPO remained difficult.  However, NIPPO strived to acquire orders for work by leveraging its superior technical strength.  Further, NIPPO did its best to secure income by reducing costs and increasing efficiency.

In addition, in relation to the disaster restoration paving work projects for the Great East Japan Earthquake occurred in 2011, NIPPO received the cease and desist order and the surcharge payment order from the Japan Fair Trade Commission on September 6, 2016 for violation of the Antimonopoly Act in a bid invited by the Tohoku Branch of East Nippon Expressway Company Ltd., and on September 15, 2016, NIPPO and its related parties were convicted in the Tokyo District Court.  Moreover, also in relation to the disaster restoration paving work projects for the Great East Japan Earthquake, NIPPO received the cease and desist order from the Japan Fair Trade Commission on September 21, 2016 for violation of the Antimonopoly Act in the bid invited by the Kanto Branch of East Nippon Expressway Company Ltd.  NIPPO has made efforts to keep its employees informed about compliance with the Antimonopoly Act in order to prevent a recurrence of such misconduct. We will provide support to NIPPO in these endeavors to ensure future compliance.

Net sales of each segment specified above include in-house intersegment sales of 66.6 billion yen (68.9 billion yen in the previous fiscal year).

Special Gain & Loss and Profit Attributable to Owners of Parent

Special gain totaled 34.8 billion yen - including 18.4 billion yen of gain on sales of investments in securities.

Special loss totaled 90.4 billion yen - including 31.0 billion yen of loss on valuation of investments in securities; and 26.4 billion yen of impairment loss pertaining to the oil and natural gas E&P business and the like.

The above factors resulted in income before income taxes and minority interests of 278.0 billion yen.  From this amount, by deducting 96.6 billion yen of income taxes and 21.3 billion yen of the profit attributable to non-controlling interests, the profit attributable to owners of parent amounted to 160.1 billion yen (net loss of 278.5 billion yen in the previous fiscal year).

(Outlook for the Next Fiscal Year)

Regarding the consolidated business results forecasts for the next fiscal year, we expect net sales of 10 trillion yen, operating income of 350.0 billion yen, and profit attributable to owners of parent of 200.0 billion yen.

The Company has decided to start voluntarily applying the International Financial Reporting Standards (the IFRS), effective from the consolidated financial statements of the Securities Report of fiscal year ending March 2017.  For this reason, it has prepared the consolidated business results forecasts for the next fiscal year in accordance with the IFRS.

This outlook is based on the assumed full fiscal year average of (i) crude oil prices (prices of Dubai crude oil): 50 dollars per barrel, (ii) international copper prices (LME prices): 250 cents per pound (approximately 5,512 dollars per ton), and (iii) the yen to dollar exchange rate: 110 yen.

The consolidated business results forecasts above are based on information available as of the date of disclosure of this material.  Actual business results may differ from forecast figures due to various factors.

(2)	Overview of Financial Position of This Fiscal Year

(Consolidated Balance Sheet)

(i)	Assets:	The total assets as of the end of this fiscal year amounted to 6,658.6 billion yen, a decrease of 66.0 billion yen from the end of the previous fiscal year.

(ii)	Liabilities:	The total liabilities as of the end of this fiscal year amounted to 4,616.9 billion yen, a decrease of 179.3 billion yen from the end of the previous fiscal year. The balance of the interest-bearing debt as of the end of this fiscal year amounted to 2,459.1 billion yen, a decrease of 122.3 billion yen from the end of the previous fiscal year.

(iii)	Net assets:	The total net assets as of the end of this fiscal year amounted to 2,041.7 billion yen, an increase of 113.3 billion yen from the end of the previous fiscal year.

The shareholder’s equity ratio increased 1.9 point from the end of the previous fiscal year, and is 24.2%.  The amount of the net assets per share is 647.35 yen, a 44.49 yen increase from the end of the previous fiscal year, and the net D/E ratio (net debt equity ratio) is improved by 0.05 point from the end of the previous fiscal year, and is 1.34.

(Consolidated Statements of Cash Flows)

The cash and cash equivalents (the “Funds”) at the end of this fiscal year amounted to 295.5 billion yen, a decrease of 195.8 billion yen from the beginning of the fiscal year.  The status of each cash flow and their contributing factors are as follows.

As a result of marketing activities, the Funds increased by 230.9 billion yen.  This is due to factors which increase the Funds, such as income before income taxes and minority interests (278.0 billion yen), and depreciation and amortization (225.6 billion yen), exceeding the factors which decrease the Funds, such as an increase in notes and accounts receivable-trade (178.2 billion yen), an increase in inventories (135.2 billion yen), and a decrease in notes and accounts payable-trade (68.3 billion yen).

As a result of investment activities, the Funds decreased by 237.5 billion yen.  This is mainly due to factors such as investment in the petroleum products manufacturing facilities and investments related to oil/natural gas development.

As a result of financial activities, the Funds decreased by 160.8 billion yen.  This is due to factors which decrease the Funds, such as a decrease in short-term borrowings, net (157.7 billion yen), the repayment of long-term loans (136.7 billion yen), exceeding the factors which increase the Funds, such as proceeds from long-term loans (203.2 billion yen).

(3)	Basic Policies Regarding Allocation of Profits and Distribution of Dividends for This and the Next Fiscal Years

Based on the understanding that return of profits to shareholders is a material management task, JXTG Group will redistribute profits by reflecting changes in medium-term consolidated business results and prospects as a basic policy, while striving to maintain stable dividends.

Regarding the distribution of dividends for this fiscal year, the year-end distribution is scheduled to be 8 yen per share, 16 yen per share annually in conjunction with the interim distribution.

In order to reflect the effect of business integration positively at an early date, JXTG Group will pay dividends of 18 yen per share per annum from FY2017, which is increased by 2 yen.  JXTG Group will aim for additional shareholder return (dividend increase/acquisition of treasury stock) resulting from the future progress of improvement in business results.

(4)	Business Integration with TonenGeneral Sekiyu K.K.

With the domestic and international business environment becoming more intense, the Company and TonenGeneral Group agreed to fully integrate their energy businesses to implement a drastic structural reform of those energy businesses, and to seriously cultivate businesses that will become mainstays of the future, and accordingly the two groups executed the Business Integration Agreement on August 31, 2016.  Upon the shareholders’ approval of necessary matters for the business integration at the Extraordinary General Meeting of Shareholders of each company on December 21, 2016, the two companies integrated their energy businesses on April 1, 2017.

Taking advantage of the business integration, JXTG Group formulated a new “JXTG Group Philosophy” consisting of a “mission” which represents the meaning of existence as a corporate group and a role in society and “our core values” that will serve as a foothold for the officers and employees in conducting business operations.  By realizing this “JXTG Group Philosophy,” the Group aims to develop into one of the most prominent and internationally-competitive comprehensive energy, resources, and materials company groups in Asia and to make efforts to improve corporate value in a sustainable manner, and foster human resources with high ethical standards and willingness to take on new challenges, and will contribute to the development of a sustainable and vigorous economy and society.

II.	Basic View on Selection of Accounting Standards

The JXTG Group plans to start voluntarily applying the International Financial Reporting Standards (the IFRS) to the Securities Report effective from the consolidated financial statements of the fiscal year ending March 2017, for purposes such as to improve the international comparability of financial statements in the capital market, increase financing options, and standardize accounting treatment within the group.

III. The Corporate Group

Below are the descriptions of the principal businesses operated by the corporate group (the Company(1), 142 consolidated subsidiaries, and 32 affiliates accounted for by the equity method (indicated * symbols)) having the Company as its holding company, and the positions that main affiliates take in those principle businesses:
(As of March 31, 2017)
Segment	Descriptions of Principal Businesses	Main Affiliates
Energy	Refining of petroleum, and processing and marketing of petroleum products, as well as manufacturing and marketing of petrochemical products, etc.	JX Nippon Oil & Energy Corporation (2), Kashima Oil Co., Ltd.,
Osaka International Refining Co., Ltd., Wakayama Petroleum Refining Co., Ltd.,
Kashima Aromatics Co., Ltd., JX Nippon ANCI Corporation
	Storage and transportation of crude oil and petroleum products	JX Nippon Oil & Energy Kiire Terminal Corporation,
JX Ocean Co., Ltd., Nippon Global Tanker Co., Ltd.,
*Showa Nittan Corp., *Japan Oil Transportation Co., Ltd.
	Manufacturing and marketing of petroleum products overseas	JX Nippon Oil & Energy USA Inc., JX Nippon Oil & Energy Asia Pte. Ltd.
	Investments in and loans to coal mining and marketing companies	JX Nippon Oil & Energy (Australia) Pty. Ltd.
	Marketing of petroleum products, etc.	ENEOS Frontier Co., Ltd., ENEOS WING Corporation,
JX Retail Service Corporation, ENEOS Sun-Energy Corporation, J-Quest Co., Ltd.
	Marketing of liquefied petroleum gas (LPG) products	ENEOS GLOBE Corporation, Japan Gas Energy Corporation
	Generation and supply of electric power	Kawasaki Natural Gas Power Generation Co., Ltd.
	Investments in LNG development companies	Nippon Oil Finance (Netherlands) B.V.
	Marketing and leasing business of automobile-related supplies and goods	JX Nippon Oil & Energy Trading Corporation
Oil and Natural Gas Exploration and Production	Exploration, development, and production of oil and natural gas	JX Nippon Oil & Gas Exploration Corporation, Japan Vietnam Petroleum Co., Ltd.,
JX Nippon Oil & Gas Exploration (Malaysia) Ltd.,
JX Nippon Oil & Gas Exploration (Sarawak) Ltd., Nippon Oil Exploration (Berau) Ltd.,
Nippon Oil Exploration (Myanmar) Ltd., JX Nippon Exploration and Production (U.K.) Ltd.,
Mocal Energy Ltd., Merlin Petroleum Company,
*Abu Dhabi Oil Co., Ltd., *United Petroleum Development Co., Ltd.
Metals	Manufacturing and marketing of non-ferrous metal products and electronic materials, as well as recycling of non-ferrous metals	JX Nippon Mining & Metals Corporation (3), JX Metals Trading Co., Ltd.
	Manufacturing and marketing of non-ferrous metal products	Pan Pacific Copper Co., Ltd., Hibi Kyodo Smelting Co., Ltd.,
*LS-Nikko Copper Inc., Changzhou Jinyuan Copper Co., Ltd.
	Development and exploration of non-ferrous metal resources, and investments in and loans to mines	SCM Minera Lumina Copper Chile, *Minera Los Pelambres,
*Japan Collahuasi Resources B.V., *JECO Corporation, *JECO 2 Ltd.
	Manufacturing and marketing of electronic materials	JX Nippon Mining & Metals Philippines, Inc., Nippon Mining & Metals (Suzhou) Co., Ltd.,
JX Metals Precision Technology Co., Ltd., JX Nippon Mining & Metals USA, Inc.
	Manufacturing and marketing of electronic materials, and collection of non-ferrous metal raw materials for recycling	Nikko Metals Taiwan Co., Ltd.
	Recycling of non-ferrous metals, and industrial waste treatment	JX Nippon Environmental Services Co., Ltd.
	Shipping of non-ferrous metal products, etc.	Nippon Marine Co., Ltd. (4)
	Manufacturing and marketing of titanium	Toho Titanium Co., Ltd.
Other	Roadwork, civil engineering work, and design and construction of petroleum-related equipment, etc.	NIPPO CORPORATION, Dai Nippon Construction Co., Ltd.,
JX Engineering Corporation
	Manufacturing and marketing of electric wires and cables	*Tatsuta Electric Wire & Cable Co., Ltd.
	Land transportation	*Maruwn Corporation
	Sales and purchase, leasing, and management of real estate	JX Nippon Real Estate Corporation
	Undertaking of purchasing practice, such as material procurement and construction contracts	JX Nippon Procurement Corporation (3)
	Undertaking of finance-related services	JX Nippon Finance Corporation
	Undertaking of accounting services, and salaries and welfare-related services	JX Nippon Business Services Corporation
	Researching, studying, evaluating, designing and planning, and consulting services	JX Nippon Research Institute, Ltd

(1)	On April 1, 2017, JX Holdings, Inc. implemented a business integration with TonenGeneral Sekiyu K.K., and changed its trade name to “JXTG Holdings, Inc.”
(2)	On April 1, 2017, JX Nippon Oil & Energy Corporation merged with TonenGeneral Sekiyu K.K., and changed its trade name to “JXTG Nippon Oil & Energy Corporation”.
(3)	On April 1, 2017, JX Nippon Mining & Metals Corporation merged with JX Nippon Procurement Corporation.
(4)
On April 3, 2017, Nippon Marine Co., Ltd.’s status was changed from a consolidated subsidiary to an affiliate accounted for by the equity method, due to a share transfer to outside the Company’s group.

IV.Consolidated Financial Statements and Major Explanatory Notes Thereto

(1) Consolidated Balance Sheets

		(Millions of yen)
Account title	FY 2015	FY 2016
	(As of March 31, 2016)	(As of March 31, 2017)
Assets
Current assets:
Cash and deposits	492,698	297,372
Notes and accounts receivable-trade	774,970	952,323
Inventories	1,048,154	1,181,809
Deferred tax assets	78,054	49,127
Other	260,171	207,027
Allowance for doubtful accounts	(2,763)	(2,777)
Total current assets	2,651,284	2,684,881

Non-current assets:
Property, plant and equipment:
Buildings, structures and oil tanks	1,720,445	1,916,590
Accumulated depreciation	(1,214,809)	(1,251,084)
Buildings, structures and oil tanks, net	505,636	665,506
Machinery, equipment and vehicles	3,388,550	3,202,205
Accumulated depreciation	(2,497,467)	(2,542,317)
Machinery, equipment and vehicles, net	891,083	659,888
Land	947,771	929,194
Construction in progress	59,033	96,670
Other	153,403	165,246
Accumulated depreciation	(103,450)	(105,357)
Other, net	49,953	59,889
Total property, plant and equipment	2,453,476	2,411,147

Intangible assets:
Goodwill	9,020	8,532
Other	108,439	98,659
Total intangible assets	117,459	107,191

Investments and other assets:
Investments in securities	703,825	699,292
Long-term loans receivable	38,691	47,523
Net defined benefit asset	273	433
Deferred tax assets	140,549	134,933
Exploration and development investments	550,634	508,001
Other	73,177	69,142
Allowance for doubtful accounts	(4,746)	(3,916)
Total investments and other assets	1,502,403	1,455,408

Total non-current assets	4,073,338	3,973,746

Total assets	6,724,622	6,658,627

		(Millions of yen)
Account title	FY 2015	FY 2016
	(As of March 31, 2016)	(As of March 31, 2017)
Liabilities
Current liabilities:
Notes and accounts payable-trade	601,322	634,946
Short-term borrowings	792,619	660,162
Commercial papers	248,000	232,000
Current portion of bonds	20,000	20,000
Accounts payable-other	756,380	667,188
Income taxes payable	26,939	38,367
Other provision	37,001	37,666
Asset retirement obligations	1,574	925
Other	271,151	275,150
Total current liabilities	2,754,986	2,566,404

Non-current liabilities:
Bonds payable	185,000	195,000
Long-term loans payable	1,335,747	1,351,889
Deferred tax liabilities	113,429	107,220
Net defined benefit liability	130,649	128,227
Provision for repairs	64,151	60,333
Other provision	12,215	11,564
Asset retirement obligations	122,745	126,206
Other	77,240	70,037
Total non-current liabilities	2,041,176	2,050,476
Total liabilities	4,796,162	4,616,880

Net assets
Shareholders’ equity:
Common stock	100,000	100,000
Capital surplus	746,283	747,761
Retained earnings	465,268	585,512
Treasury stock	(3,959)	(3,989)
Total shareholders’ equity	1,307,592	1,429,284

Accumulated other comprehensive income:
Unrealized gain on securities	26,810	37,655
Unrealized gain on hedging derivatives	(11,953)	(7,554)
Foreign currency translation adjustments	184,136	154,496
Remeasurements of defined benefit plans	(7,661)	(4,364)
Total accumulated other comprehensive income	191,332	180,233
Non-controlling interests	429,536	432,230
Total net assets	1,928,460	2,041,747

Total liabilities and net assets	6,724,622	6,658,627

(2) Consolidated Statements of Income and Comprehensive Income
Consolidated Statements of Income

		(Millions of yen)
Account title	FY 2015	FY 2016
	(from April 1, 2015 to March 31, 2016)	(from April 1, 2016 to March 31, 2017)
Net sales	8,737,818	8,136,008
Cost of sales	8,222,572	7,249,018
Gross profit	515,246	886,990
Selling, general and administrative expenses	577,480	588,562
Operating income (loss)	(62,234)	298,428

Non-operating income:
Interest income	2,391	2,945
Dividends income	42,709	24,725
Foreign currency exchange gain	2,958	－
Equity in earnings of affiliates	18,063	27,050
Rent income	8,887	9,664
Other	21,176	17,586
Total non-operating income	96,184	81,970
Non-operating expenses:
Interest expense	25,369	26,160
Foreign currency exchange loss	－	5,558
Other	17,189	15,116
Total non-operating expenses	42,558	46,834
Ordinary income (loss)	(8,608)	333,564

Special gain:
Gain on sales of non-current assets	7,610	15,773
Gain on sales of investments in securities	35,975	18,364
Other	1,038	691
Total special gain	44,623	34,828
Special loss:
Loss on sales of non-current assets	2,302	1,625
Loss on disposal of non-current assets	9,341	8,225
Impairment loss	245,334	26,396
Loss on valuation of investments in securities	14,850	31,004
Restructuring cost	84,593	10,347
Other	9,579	12,766
Total special loss	365,999	90,363
Income (loss) before income taxes and minority interests	(329,984)	278,029

Income taxes-current	60,425	69,414
Income (loss) taxes-deferred	(77,534)	27,212
Total income taxes	(17,109)	96,626
Profit (loss)	(312,875)	181,403
Profit (loss) attributable to non-controlling interests	(34,365)	21,335
Profit (loss) attributable to owners of parent	(278,510)	160,068

Consolidated Statements of Comprehensive Income (Loss)
		(Millions of yen)
Account title	FY 2015	FY 2016
	(from April 1, 2015 to March 31, 2016)	(from April 1, 2016 to March 31, 2017)
Profit (loss)	(312,875)	181,403
Other comprehensive income (loss):
Unrealized gain (loss) on securities	(62,111)	9,707
Unrealized gain (loss) on hedging derivatives	(13,375)	5,312
Foreign currency translation adjustment	(31,261)	(26,413)
Remeasurements of defined benefit plans, net of tax	(12,404)	3,710
Share of other comprehensive income of affiliates accounted for by equity method	(14,509)	(7,163)
Total other comprehensive income (loss)	(133,660)	(14,847)
Comprehensive income (loss)	(446,535)	166,556

Comprehensive income (loss) attributable to:
Owners of parent	(397,620)	149,337
Non-controlling interests	(48,915)	17,219

(3) Consolidated Statements of Changes in Net Assets

FY 2015	(from April 1, 2015 to March 31, 2016)
	(Millions of yen)
	Shareholders’ equity
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the end of previous period	100,000	746,711	783,615	(3,926)	1,626,400
Changes of items during the period
Dividends from surplus			(39,837)		(39,837)
Loss attributable to owners of parent			(278,510)		(278,510)
Purchase of treasury stock				(33)	(33)
Disposal of treasury stock		0		0	1
Change of scope of consolidation
Capital increase of consolidated subsidiaries		(428)			(428)
Net changes of items other than shareholders’ equity
Total changes of items during the period	－	(428)	(318,347)	(33)	(318,808)
Balance at the end of current period	100,000	746,283	465,268	(3,959)	1,307,592

	Accumulated other comprehensive income
	Unrealized gains or losses on securities	Unrealized gains or losses on hedging derivatives	Foreign currency translation adjustments	Remeasurem- ents of defined benefit plans	Total accumulated other comprehensive income	Non- controlling interests	Total net assets
Balance at the end of previous period	87,008	1,083	218,413	3,850	310,354	493,095	2,429,849
Changes of items during the period
Dividends from surplus							(39,837)
Loss attributable to owners of parent							(278,510)
Purchase of treasury stock							(33)
Disposal of treasury stock							1
Change of scope of consolidation
Capital increase of consolidated subsidiaries							(428)
Net changes of items other than shareholders’ equity	(60,198)	(13,036)	(34,277)	(11,511)	(119,022)	(63,559)	(182,581)
Total changes of items during the period	(60,198)	(13,036)	(34,277)	(11,511)	(119,022)	(63,559)	(501,389)
Balance at the end of current period	26,810	(11,953)	184,136	(7,661)	191,332	429,536	1,928,460

FY 2016	(from April 1, 2016 to March 31, 2017)
(Millions of yen)
	Shareholders’ equity
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the end of previous period	100,000	746,283	465,268	(3,959)	1,307,592
Changes of items during the period
Dividends from surplus			(39,836)		(39,836)
Profit attributable to owners of parent			160,068		160,068
Purchase of treasury stock				(31)	(31)
Disposal of treasury stock		(0)		1	1
Change of scope of consolidation			141		141
Change in equity by merger of affiliates accounted for by the equity method			(129)		(129)
Capital increase of consolidated subsidiaries		1,478			1,478
Net changes of items other than shareholders’ equity
Total changes of items during the period	－	1,478	120,244	(30)	121,692
Balance at the end of current period	100,000	747,761	585,512	(3,989)	1,429,284

	Accumulated other comprehensive income
	Unrealized gains or losses on securities	Unrealized gains or losses on hedging derivatives	Foreign currency translation adjustments	Remeasurem- ents of defined benefit plans	Total accumulated other comprehensive income	Non- controlling interests	Total net assets
Balance at the end of previous period	26,810	(11,953)	184,136	(7,661)	191,332	429,536	1,928,460
Changes of items during the period
Dividends from surplus							(39,836)
Profit attributable to owners of parent							160,068
Purchase of treasury stock							(31)
Disposal of treasury stock							1
Change of scope of consolidation							141
Change in equity by merger of affiliates accounted for by the equity method							(129)
Capital increase of consolidated subsidiaries							1,478
Net changes of items other than shareholders’ equity	10,845	4,399	(29,640)	3,297	(11,099)	2,694	(8,405)
Total changes of items during the period	10,845	4,399	(29,640)	3,297	(11,099)	2,694	113,287
Balance at the end of current period	37,655	(7,554)	154,496	(4,364)	180,233	432,230	2,041,747

(4) Consolidated Statements of Cash Flows

		(Millions of yen)
Account title	FY 2015	FY 2016
	(from April 1, 2015 to March 31, 2016)	(from April 1, 2016 to March 31, 2017)
Cash flows from operating activities:
Income (loss) before income taxes and minority interests	(329,984)	278,029
Depreciation and amortization	227,660	225,649
Amortization of goodwill	2,564	870
Increase (decrease) in provision for repairs	50	(3,816)
Interest and dividends income	(45,100)	(27,670)
Interest expenses	25,369	26,160
Equity in (earnings) losses of affiliates	(18,063)	(27,050)
Loss (gain) on sales and disposal of non-current assets	4,033	(5,923)
Impairment loss	245,334	26,396
Loss (gain) on valuation of investments in securities	14,850	31,004
Loss (gain) on sales of investments in securities	(35,904)	(18,168)
Decrease (increase) in notes and accounts receivable-trade	229,935	(178,187)
Decrease (increase) in inventories	305,269	(135,232)
Increase (decrease) in notes and accounts payable-trade	(81,948)	(68,292)
Restructuring cost	84,593	10,347
Other, net	(44,846)	93,905
Subtotal	583,812	228,022
Interest and dividends income received	68,778	64,594
Interest expenses paid	(31,445)	(24,880)
Income taxes paid	(66,187)	(36,855)
Net cash provided by (used in) operating activities	554,958	230,881

Cash flows from investing activities:
Purchase of investments in securities	(22,906)	(57,906)
Proceeds from sales of investments in securities	45,570	42,168
Purchase of property, plant and equipment	(224,602)	(165,201)
Proceeds from sales of property, plant and equipment	13,502	29,628
Purchase of intangible assets	(10,367)	(7,767)
Decrease (increase) in short-term receivables, net	(5,974)	8,949
Payments of long-term receivable	(5,600)	(16,604)
Collection of long-term receivable	7,796	7,476
Purchase of exploration and development investments	(113,995)	(94,451)
Proceeds from sales of exploration and development investments	805	31,668
Other, net	8,063	(15,495)
Net cash provided by (used in) investing activities	(307,708)	(237,535)

		(Millions of yen)
Account title	FY 2015	FY 2016
	(from April 1, 2015 to March 31, 2016)	(from April 1, 2016 to March 31, 2017)
Cash flows from financing activities:
Increase (decrease) in short-term borrowings, net	(1,659)	(157,683)
Increase (decrease) in commercial papers, net	(116,000)	(16,000)
Proceeds from long-term loans	302,208	203,192
Repayment of long-term loans	(167,912)	(136,655)
Proceeds from issuance of bonds	－	30,000
Redemption of bonds	(42,480)	(20,000)
Cash dividends paid	(39,837)	(39,836)
Proceeds from stock issuance to minority shareholders	－	2
Cash dividends paid to minority shareholders	(16,462)	(16,003)
Other, net	(5,831)	(7,800)
Net cash provided by (used in) financing activities	(87,973)	(160,783)
Effect of exchange rate changes on cash and cash equivalents	4,080	(28,396)
Net increase (decrease) in cash and cash equivalents	163,357	(195,833)

Cash and cash equivalents at beginning of year	327,980	491,337
Increase in cash and cash equivalents from newly consolidated subsidiary	－	18
Cash and cash equivalents at end of year	491,337	295,522

(5)	Explanatory Notes to the Consolidated Financial Statements

(Notes on the Assumption of a Going Concern)
None

(Important Matters Fundamental to Preparation of Consolidated Financial Statements)
1.	Matters relating to the scope of consolidation and application of the equity method
A. Consolidated subsidiaries	142 companies
Names of major companies: Listed in “III. The Corporate Group”
B. Non-consolidated subsidiaries accounted for by the equity method	2 companies
Company names: Shinsui Marine Co., Ltd., ENEOS Globe Energy Co., Ltd.
C. Affiliates accounted for by the equity method	30 companies
Names of major companies: Listed in “III. The Corporate Group”

2.	Matters relating to the fiscal year, etc. of consolidated subsidiaries
The balance sheet dates of 32 companies, including JX Nippon Oil & Energy Asia Pte. Ltd., are December 31; among them, seven companies conduct provisional settlement of accounts as of March 31.  For those which do not conduct provisional settlement of accounts, as the difference between their balance sheet dates and our consolidated balance sheet date does not exceed three months, we have consolidated using, as the basis, their financial statements for the fiscal year of the corresponding consolidated subsidiaries.

We have made adjustments of important transactions that have occurred between the balance sheet dates of these companies and our consolidated balance sheet date, as required for consolidated accounting.

3.	Matters relating to accounting policies
A.	Valuation standards and valuation method for important assets
(i)	Inventories
Valued primarily at cost based on the average method (the amounts in the balance sheets are calculated by writing down the book value due to any decrease in profitability).
(ii)	Securities
(a)	Held-to-maturity bonds
Valued at their amortized cost (the straight-line method)
(b)	Other securities
Marketable securities: valued at fair value as of the last day of the fiscal year. (Valuation differences are included directly in shareholders’ equity. Cost of securities sold is determined by primarily the moving-average method.)
Non-marketable securities: valued primarily at cost based on the moving-average method.

(iii)	Net accounts receivable and accounts payable that accrue through derivative transactions
Valued at fair value

B.	Method of depreciation of important depreciable assets
(i)	Property, plant and equipment (excluding leased assets)
The straight-line method is primarily adopted.
(ii)	Intangible assets (excluding leased assets)
The straight-line method is primarily adopted.
(iii)	Leased assets
The lease period is treated as the expected lifetime, and the straight-line method assuming no residual value is adopted.

C.	Recording standards for important provisions
(i)	Allowance for doubtful accounts
To prepare for bad debt losses of accounts receivable and loans receivable, the estimated uncollectable amounts on general accounts receivable are recorded using the historical experience of the bad debt ratio, and the estimated uncollectable amounts on specific accounts, such as doubtful accounts receivable, are recorded by separately assessing their collectability.
(ii)	Provision for repairs
To prepare for payment on future repairs, inspection and repair costs are calculated related to oil tanks, machinery and equipment at refineries, and vessels, and the amounts as of the end of the fiscal year are recorded.

D.	Accounting method related to retirement benefits
(i)	Method of attributing expected retirement benefits to periods
In the calculation of retirement benefit obligations, the benefit formula basis is adopted as the method of attributing expected retirement benefits to the period up to the end of the fiscal year.
(ii)
Method of amortizing actuarial gain or loss, and the prior service cost
Actuarial gain or loss is amortized commencing in the subsequent period by the straight-line method, principally over five years.

Prior service cost is amortized as incurred using the straight-line method, principally over five years.

E.	The standards for converting important assets and liabilities in foreign currency into Japanese yen

The monetary accounts receivable and accounts payable in foreign currency are converted into yen using the spot exchange rate as of the last day of the fiscal year, and the conversion difference is handled as profit or loss.  In addition, the assets and liabilities of foreign subsidiaries, etc. are converted into yen using the spot exchange rate as of the last day of the fiscal year.  Revenues and expenses of foreign subsidiaries are converted into yen using the average rate during the fiscal year, and the conversion difference is recorded in “foreign currency translation adjustments” and “non-controlling interests” under “net assets” in the balance sheets.

F.	The method for important hedge accounting
Deferred hedge accounting is adopted.  The designation method is adopted with foreign exchange forward contracts and currency swaps upon satisfaction of this method’s requirements, and the exception method is adopted with interest swaps upon satisfaction of this method’s requirements.

G.	Other matters important for preparation of consolidated financial statements
(i)	Accounting treatment of consumption tax, etc.
The net tax method is used.
(ii)	Application of the consolidated tax payment system
The consolidated tax payment system is applied.
(iii)	Accounting treatment of exploration and development investment accounts
Regarding the petroleum and natural gas exploration and development business, acquisition costs of concessions, exploration and development costs, and interest paid until commencement of production are capitalized.  After production commences, the accounts are primarily amortized by the units-of-production method.

4.	Goodwill amortization method and term
Goodwill is amortized by the straight-line method over the period during which the influence of the goodwill will apply.

5.	Cash and cash equivalents in the consolidated statements of cash flows
Cash and cash equivalents in the consolidated statements of cash flows comprise cash on hand, demand deposits in banks, and highly liquid short-term investments with original maturities of three months or less for which risks of fluctuations in value are not significant.

(Matters Relating to the Fiscal Year, etc. of Consolidated Subsidiaries)
With respect to the 13 consolidated subsidiaries whose balance sheet date used to be December 31, we previously used their financial statements as of their balance sheet dates, and made adjustments to important transactions that occurred between each of their balance sheet dates and our consolidated balance sheet date, as required for consolidated accounting.  However, effective from the current consolidated fiscal year, the balance sheet date of these companies has been changed to March 31, or we have adopted the method of provisionally having their accounts closed on the consolidated balance sheet date in accordance with the full-year closing, in order to ensure a more appropriate method of disclosure of consolidated financial information.  As a result of these changes, for the current consolidated fiscal year, we have included the results of 15 months, from January 1, 2016 to March 31, 2017, and have made adjustments throughout the consolidated statements of income.
As a result of the above, for the current consolidated fiscal year, net sales increased by 32,351 million yen, operating income increased by 3,736 million yen, and ordinary income increased by 747 million yen, respectively, and income before income taxes and minority interests decreased by 7,614 million yen.  Further, other comprehensive income decreased by 12,566 million yen.

(Additional Information)
<Application of the Implementation Guidance on Recoverability of Deferred Tax Assets>
We have adopted the “Implementation Guidance on Recoverability of Deferred Tax Assets” (The Accounting Standards Board of Japan (the “ASBJ”) Statement No. 26, March 28, 2016) from the current consolidated fiscal year.

(Segment Information, etc.)

a.	Segment Information

1.	Outline of the Reporting Segments

The JX Group’s reporting segments consist of those constituent units of the JX Group for which separate financial information is available that are subject to periodic review for the board of directors to determine distribution of management resources and to evaluate business performance.

The JX Group, which includes JX Holdings, Inc., as its holding company, is composed of segments corresponding to each product and service based on three core operating companies. The JX Group treats “Energy”, “Oil and Natural Gas Exploration and Production (“E&P”)”, and “Metals” as the reporting segments.

The business activities not included in the reporting segments are collectively contained in the “Other” category.

The details of the main products and services or business activities of each reporting segment and the “Other” category are as follows:

Energy	Petroleum refining & marketing, lubricants, basic chemical products, specialty & performance chemical products, gas, coal, electricity, and new energy.
Oil and Natural Gas E&P	Oil and natural gas exploration, development and production.
Metals
Non-ferrous metal resources development and mining, copper, gold, silver, sulfuric acid, copper foils, materials for rolling and processing, thin film materials, non-ferrous metal recycling and industrial waste treatment, transportation by ships of non-ferrous metal products, and titanium.

Other	Asphalt paving, civil engineering work, construction work, electric wires, land transportation, real estate leasing business, and affairs common to JX Group companies including fund procurement.

2.	Calculation Method for Net Sales, Income and Loss, Assets, Liabilities, and Other Items of the Reporting Segments
The accounting treatment for the business segments reported herein is generally identical to that stated under the “Important Matters Fundamental to Preparation of Consolidated Financial Statements.”
In-house intersegment sales and transfers are based on prevailing market prices.

3.	Information on Net Sales, Income and Loss, Assets, Liabilities, and Other Items from Each Reporting Segment

Previous Consolidated Fiscal Year (April 1, 2015 – March 31, 2016)						(Millions of yen)
	Energy	Oil and Natural Gas E&P	Metals	Other	Total	Adjustments (Note 1)	Recorded Amount on Consolidated Financial Statements
Net sales:
Sales to outside customers	7,115,825	175,755	1,044,914	401,324	8,737,818	-	8,737,818
In-house intersegment sales and transfers	6,618	-	4,770	57,472	68,860	(68,860)	-
Total	7,122,443	175,755	1,049,684	458,796	8,806,678	(68,860)	8,737,818
Segment income (loss)	(97,064)	28,161	13,264	44,856	(10,783)	2,175	(8,608)
Segment assets	3,476,760	1,226,259	1,497,876	2,326,370	8,527,265	(1,802,643)	6,724,622
Segment liabilities	2,677,300	747,357	930,866	2,011,878	6,367,401	(1,571,239)	4,796,162
Other items:
Depreciation and amortization (Note 2)	98,825	66,446	51,762	6,878	223,911	3,749	227,660
Amortization of goodwill	596	1,108	856	4	2,564	-	2,564
Interest income	1,724	474	334	13,513	16,045	(13,654)	2,391
Interest expenses	10,585	7,849	4,960	12,749	36,143	(10,774)	25,369
Equity in earnings of affiliates	5,618	960	10,239	1,246	18,063	-	18,063
Increase in fixed assets (Note 3)	136,193	110,172	63,470	15,468	325,303	9,483	334,786

(Notes)	1.	The adjustments include the following:
(1)
The segment income adjustment of 2,175 million yen includes the net amount of 2,322 million yen, which is the income and expenses of entire Company not allocated to the reporting segments or the “Other” category.

(2)	The loss of 1,802,643 million yen in the segment assets adjustment is due primarily to eliminating intersegment receivables by offsetting.
(3)	The loss of 1,571,239 million yen in the segment liabilities adjustment is due primarily to eliminating intersegment liabilities by offsetting.
(4)	The depreciation and amortization adjustment of 3,749 million yen includes 3,125 million yen in asset retirement obligations adjusted due to passage of time (interest costs).
(5)	The increase in fixed assets adjustment of 9,483 million yen includes 4,449 million yen in assets that correspond to asset retirement obligations.
2.	Depreciation and amortization includes 61,118 million yen in amortization costs for exploration and development investments.
3.	The increase in fixed assets includes the 106,199 million yen increase in exploration and development investments contained in “Investments and other assets” in the consolidated balance sheet.
4.	Segment income(loss) is adjusted to ordinary loss stated in the consolidated statement of income.

Current Consolidated Fiscal Year (April 1, 2016 – March 31, 2017)						(Millions of yen)
	Energy	Oil and Natural Gas E&P	Metals	Other	Total	Adjustments (Note 1)	Recorded Amount on Consolidated Financial Statements
Net sales:
Sales to outside customers	6,617,570	164,592	998,465	355,381	8,136,008	-	8,136,008
In-house intersegment sales and transfers	8,623	-	4,596	53,421	66,640	(66,640)	-
Total	6,626,193	164,592	1,003,061	408,802	8,202,648	(66,640)	8,136,008
Segment income (loss)	242,785	18,320	24,995	45,549	331,649	1,915	333,564
Segment assets	3,772,550	1,049,450	1,496,786	2,593,971	8,912,757	(2,254,130)	6,658,627
Segment liabilities	2,823,681	603,818	944,610	2,251,802	6,623,911	(2,007,031)	4,616,880
Other items:
Depreciation and amortization (Note 2)	97,746	59,021	56,685	7,658	221,110	4,539	225,649
Amortization of goodwill	596	-	274	-	870	-	870
Interest income	1,777	1,335	397	13,257	16,766	(13,821)	2,945
Interest expenses	9,106	8,885	6,537	12,202	36,730	(10,570)	26,160
Equity in earnings of affiliates	4,977	(767)	21,181	1,659	27,050	-	27,050
Increase in fixed assets (Note 3)	111,356	97,533	39,162	18,011	266,062	4,482	270,544

(Notes)	1.	The adjustments include the following:
(1)
The segment income adjustment of 1,915 million yen includes the net amount of 1,650 million yen, which is the income and expenses of entire Company not allocated to the reporting segments or the “Other” category.

(2)	The loss of 2,254,130 million yen in the segment assets adjustment is due primarily to eliminating intersegment receivables by offsetting.
(3)	The loss of 2,007,031 million yen in the segment liabilities adjustment is due primarily to eliminating intersegment liabilities by offsetting.
(4)	The depreciation and amortization adjustment of 4,539 million yen includes 3,554 million yen in asset retirement obligations adjusted due to passage of time (interest costs).
(5)	The increase in fixed assets adjustment of 4,482 million yen includes 2,419 million yen in assets that correspond to asset retirement obligations.
2.	Depreciation and amortization includes 51,367 million yen in amortization costs for exploration and development investments.
3.	The increase in fixed assets includes the 96,256 million yen increase in exploration and development investments contained in “Investments and other assets” in the consolidated balance sheet.
4.	Segment income(loss) is adjusted to ordinary income stated in the consolidated statement of income.

b.	Related Information

Previous Consolidated Fiscal Year (April 1, 2015 – March 31, 2016)
Information by Region

(1)	Net sales

(Millions of yen)
Japan	China	Others	Total
7,157,400	770,615	809,803	8,737,818
(Note) The net sales are calculated based on the customers’ locations, and are categorized into countries or regions.

(2)	Property, plant and equipment

(Millions of yen)
Japan	Chile	Others	Total
1,810,912	474,621	167,943	2,453,476

Current Consolidated Fiscal Year (April 1, 2016 – March 31, 2017)
Information by Region

(1)	Net sales

(Millions of yen)
Japan	Chile	Others	Total
6,667,699	617,260	851,049	8,136,008
(Note) The net sales are calculated based on the customers’ locations, and are categorized into countries or regions.

(2)	Property, plant and equipment

(Millions of yen)
Japan	Chile	Others	Total
1,807,362	456,290	147,495	2,411,147

c.	Information on Impairment Loss

Previous Consolidated Fiscal Year (April 1, 2015 – March 31, 2016)					(Millions of yen)
	Energy	Oil and Natural Gas E&P	Metals	Other	Corporate Total, or Eliminations	Total
Impairment loss	8,188	230,502	82,817	202	–	321,709
(Note)  In the “Oil and Natural Gas E&P” segment, 76,375 million yen is included in “Restructuring cost” on the consolidated statement of income.

Current Consolidated Fiscal Year (April 1, 2016 – March 31, 2017)					(Millions of yen)
	Energy	Oil and Natural Gas E&P	Metals	Other	Corporate Total, or Eliminations	Total
Impairment loss	10,524	21,032	3,566	38	–	35,160
(Note)  In the “Oil and Natural Gas E&P” segment, 8,764 million yen is included in “Restructuring cost” on the consolidated statement of income.

d.	Information on the Amortized Amounts and Unamortized Balances of Goodwill

Previous Consolidated Fiscal Year (April 1, 2015 – March 31, 2016)					(Millions of yen)
	Energy	Oil and Natural Gas E&P	Metals	Other	Corporate Total, or Eliminations	Total
Amortized amount	596	1,108	856	4	–	2,564
Unamortized balance	5,896	–	3,124	–	–	9,020

Current Consolidated Fiscal Year (April 1, 2016 – March 31, 2017)					(Millions of yen)
	Energy	Oil and Natural Gas E&P	Metals	Other	Corporate Total, or Eliminations	Total
Amortized amount	596	–	274	–	–	870
Unamortized balance	5,300	–	3,232	–	–	8,532

(Per Share Information)

	(	Previous Consolidated Fiscal Year From April 1, 2015 to March 31, 2016)	(	Current Consolidated Fiscal Year From April 1, 2016 to March 31, 2017)
Net assets per share (yen)		602.86		647.35
Net income (loss) per share (yen)		(112.01)		64.38
Since no potential shares exist, the diluted net income per share for this fiscal year is not stated herein.  Since we recorded a net loss per share and no potential shares exist, the diluted net income per share for the previous fiscal year is not stated herein.

(Note) The calculation of the net income (loss) per share is based on the following.
	(	Previous Consolidated Fiscal Year From April 1, 2015 to March 31, 2016)	(	Current Consolidated Fiscal Year From April 1, 2016 to March 31, 2017)
Income (loss) attributable to owners of parent (millions of yen)		(278,510)		160,068
Amounts not attributable to common shareholders (millions of yen)		－		－
Income (loss) attributable to owners of parent related to the common stock (millions of yen)		(278,510)		160,068
Average number of shares of common stock during the fiscal year (shares)		2,486,396,570		2,486,332,754

(Important Subsequent Events)

The Company and TonenGeneral Sekiyu K.K. (“TonenGeneral”) obtained approval at the extraordinary general meetings of the shareholders of both companies held on December 21, 2016, and permission and authorization, which were required to implement the business integration, from the relevant authorities.  Subsequently, as of April 1, 2017, a share exchange, under which the Company became the wholly-owning parent company through the share exchange and TonenGeneral became the wholly-owned subsidiary through the share exchange, was consummated.  Please note that an absorption-type merger, under which the Company’s wholly-owned subsidiary, JX Nippon Oil & Energy Corporation (currently JXTG Nippon Oil & Energy Corporation), became the company surviving the absorption-type merger, and TonenGeneral became the company absorbed in the absorption-type merger, was consummated as of the same date.

<Business Combination Through Acquisition>
1.	Summary of the Business Combination
(1)	Name of the acquired company and details of its business activities
	Name of the acquired company	TonenGeneral Sekiyu K.K.
	Details of business activities	Manufacturing and marketing of petroleum products
(2)	Main reason for the business combination

Both the Company’s group and TonenGeneral’s group acknowledged that, in order to implement a drastic structural reform of the Energy business, which neither company would likely be able to achieve individually, and in order to seriously cultivate business that would become the mainstays of the future, the best course of action would be to combine the business resources of both groups.  For this reason, the business integration was conducted.

(3)	Business combination date
April 1, 2017
(4)	Legal form of the business combination
Share exchange
(5)	Company name after the business combination
JXTG Holdings, Inc.
(6)	Acquired voting rights ratio
100%
(7)	Main ground for determining the acquiring company
The company which delivers the relevant shares is the Company

2.	Matters Regarding Calculation of Acquisition Cost, etc.
(1)	Breakdown of each of the acquisition cost and the consideration for the acquisition of the acquired company
		Consideration for the acquisition:	Fair value of the Company’s shares delivered as of the business combination date	501,389 million yen
		Acquisition costs:		501,389 million yen
(2)		Exchange ratio by type of shares and its calculation method, and number of delivered shares
	(i)	Exchange ratio by type of shares
2.55 common shares of the Company per 1 common share of TonenGeneral
	(ii)	Calculation method

While comprehensively taking into account various factors, such as the results of the calculation of the share exchange ratio conducted by a number of third party financial advisors, financial positions, the state of share prices, and the future outlooks of both companies, the share exchange ratio stated in (i) above was decided upon.

(iii)	Number of delivered shares
	Common shares	931,430,620 shares

(Reference) Disclosure of the financial results of the absorbed company (TonenGeneral Sekiyu K.K.)
On April 1, 2017, the Company and TonenGeneral Sekiyu K.K. implemented a business integration. The consolidated financial results for the first quarter of 2017 (January 1, 2017 through March 31, 2017) of the absorbed company, TonenGeneral Sekiyu K.K., are as follows.

Consolidated Financial Results for the First Quarter 2017
(Japanese GAAP basis)
May 12, 2017

Company name: 　JXTG Holdings, Inc. (Former TonenGeneral Sekiyu K.K.)

 (Amounts shown in truncated millions of yen)

1.	Consolidated financial results for the first quarter 2017 (January 1, 2017 through March 31, 2017)

(1) Operating results	(Percentage figures are the changes from the same period prior year)
	Net sales		Operating income		Ordinary income		Profit (loss) attributable to owners of parent
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
1QYTD 2017	610,013	29.9	23,015	-	24,418	-	(37,444)	-
1QYTD 2016	469,776	(29.2)	(6,604)	-	(8,179)	-	(4,912)	-

	Earnings (loss) per share		Diluted earnings per share
		Yen		Yen
1QYTD 2017	(102.51)		-
1QYTD 2016	(13.49)		-

  (2) Financial position
	Total assets	Net assets	Shareholders’ equity ratio
As of	Million yen	Million yen		%
Mar. 31, 2017	1,150,387	240,983	20.9
Dec. 31, 2016	1,249,089	277,242	22.2
(Reference)	Net assets excluding non-controlling interests and subscription rights to shares: 240,983 Million yen as of March 31, 2017 277,004 Million yen as of December 31, 2016

* Notes

(1)	Change in major subsidiaries in the current quarter year-to-date (change in designated subsidiaries resulting in a change in the scope of consolidation): Yes
Excluded: 1 company (Name: EMG Marketing Godo Kaisya)

(2) Adoption of special accounting method in preparing quarterly consolidated financial statements: No

(3) Change in accounting policy, change in accounting estimates and restatements
a. Change in accounting policy with accounting standards revisions	: No
b. Change in accounting policy other than above	: No
c. Change in accounting estimates	: No
d. Restatements	: No

(4) Number of shares issued (Common Stock)
a. Number of shares issued at the end of period (includes treasury shares)
1Q2017	366,000,000	shares	Full year 2016	366,000,000	shares
b. Number of treasury shares at the end of period
1Q2017	-	shares	Full year 2016	1,681,526	shares
c. Average number of shares during the period
1QYTD2017	365,274,725	shares	1Q YTD 2016	364,242,971	shares

Quarterly consolidated financial statements

(1) Quarterly consolidated balance sheet

(Unit: Million yen)
	2016 (December 31, 2016)	1Q 2017 (March 31, 2017)
Assets
Current assets
Cash and deposits	99,999	13,389
Notes and accounts receivable - trade	200,451	171,693
Merchandise and finished goods	67,080	70,636
Semi-finished goods	31,353	40,924
Raw materials	113,479	134,066
Supplies	9,946	10,386
Income taxes receivable	1,550	1,064
Deferred tax assets	7,371	9,108
Other	16,059	35,743
Allowance for doubtful accounts	(7)	(7)
Total current assets	547,284	487,005
Non-current assets
Property, plant and equipment
Machinery, equipment and vehicles, net	42,163	40,949
Land	173,195	162,682
Other, net	94,786	83,862
Total property, plant and equipment	310,145	287,494
Intangible assets
Goodwill	271,413	267,051
Other	22,097	21,361
Total intangible assets	293,511	288,412
Investments and other assets
Investment securities	32,302	22,869
Deferred tax assets	48,525	49,059
Other	17,372	15,597
Allowance for doubtful accounts	(53)	(51)
Total investments and other assets	98,147	87,474
Total non-current assets	701,804	663,381
Total assets	1,249,089	1,150,387

(Unit: Million yen)
	2016 (December 31, 2016)	1Q 2017 (March 31, 2017)
Liabilities
Current liabilities
Notes and accounts payable - trade	174,326	152,455
Gasoline taxes payable	252,725	173,014
Short-term loans payable	78,989	82,928
Current portion of bonds	10,000	10,000
Income taxes payable	10,144	9,510
Provision	1,701	4,374
Other	94,440	116,113
Total current liabilities	622,327	548,398
Non-current liabilities
Bonds payable	75,000	75,000
Long-term loans payable	105,962	105,760
Deferred tax liabilities	3	417
Net defined benefit liability	138,118	138,323
Provision for repairs	23,151	23,669
Other	7,282	17,835
Total non-current liabilities	349,518	361,005
Total liabilities	971,846	909,403
Net assets
Shareholders’ equity
Capital stock	35,123	35,123
Capital surplus	49,796	60,345
Retained earnings	218,586	170,497
Treasury shares	(1,199)	-
Total shareholders’ equity	302,306	265,966
Accumulated other comprehensive income
Valuation difference on available-for-sale securities	1,128	1,142
Revaluation reserve for land	(47)	-
Remeasurements of defined benefit plans	(26,382)	(26,124)
Total accumulated other comprehensive income	(25,301)	(24,982)
Subscription rights to shares	17	-
Non-controlling interests	220	-
Total net assets	277,242	240,983
Total liabilities and net assets	1,249,089	1,150,387

(2) Quarterly consolidated statement of income
First quarter YTD period

(Unit: Million yen)
	1Q YTD 2016 (January 1, 2016 through March 31, 2016)	1Q YTD 2017 (January 1, 2017 through March 31, 2017)
Net sales	469,776	610,013
Cost of sales	451,234	551,562
Gross profit	18,541	58,450
Selling, general and administrative expenses	25,146	35,435
Operating income (loss)	(6,604)	23,015
Non-operating income
Interest income	66	14
Foreign exchange gains	-	73
Share of profit of entities accounted for using equity method	-	1,395
Compensation income	48	-
Other	97	492
Total non-operating income	212	1,975
Non-operating expenses
Interest expenses	572	481
Foreign exchange losses	516	-
Share of loss of entities accounted for using equity method	607	-
Other	91	91
Total non-operating expenses	1,788	573
Ordinary income (loss)	(8,179)	24,418
Extraordinary income
Gain on sales of non-current assets	1,186	918
Gain on bargain purchase	-	592
Compensation income for expropriation	179	-
Total extraordinary income	1,365	1,510
Extraordinary losses
Loss on sales and retirement of non-current assets	119	146
Impairment loss	75	12,261
Loss on business withdrawal	-	32,003
Loss on sales of investment securities	-	935
Total extraordinary losses	194	45,346
Loss before income taxes	(7,008)	(19,417)
Income taxes	(2,523)	17,904
Loss	(4,485)	(37,321)
Profit attributable to non-controlling interests	427	122
Loss attributable to owners of parent	(4,912)	(37,444)